Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hawaii Federated Industries, Inc
1703 Kuikele
Honolulu, HI 96819
http://featherfuels.com

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hawaii Federated Industries, Inc
Address: 1703 Kuikele, Honolulu, HI 96819
State of Incorporation: HI
Date Incorporated: November 04, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

<u>Amount-Based</u>

Tier 1 | $500 +

Invest $500+ and receive a copy of SUMMIT.

Tier 2 | $1,000+

Invest $1,000+ and receive Tier 1 + an Owners Cap.

Tier 3 | $5,000+

Invest $5,000+ and receive an Owners Cap + 5% bonus shares.

Tier 4 | $10,000+

Invest $10,000+ and receive 10,000 HawaiianMiles or Southwest Rapid Points + 7% bonus shares.

Tier 5 | $25,000+

Invest $25,000+ and receive 10% bonus shares.

Tier 6 | $50,000+

Invest $50,000+ and receive 15% bonus shares.

Tier 7 | $100,000+

Invest $100,000+ and receive an invitation to our Hawaii headquarters + 20% bonus shares.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Feather Fuels (Hawaii Federated Industries, Inc.) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined

by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

<u>**Insider Investment Notice**</u>

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Hawaii Federated Indistries, Inc, dba Feather Fuels, is a C-Corp organized under the laws of the state of Hawaii that pulls carbon dioxide from the sky and recycles it into carbon-neutral jet fuel. We’re a present-day solution for long-haul aviation, which is a hard-to-decarbonize industry. And over the next several decades, as hydrogen and battery-powered vehicles become available, we’ll expand our mission to repairing the climate by burying the CO2 directly underground, which will provide a permanent reversal to climate change. We have a generational vision for reversing climate change and building new industries.

Currently, only .1% of flights are using sustainable aviation fuel. Our solution will allow global scaling and international law will require airlines to use our solution by 2027.

Competitors and Industry

INDUSTRY

Jet fuel sales is a $300B per year market, with only .1% being supplied using sustainable fuels. However, a combination of consumer demand, corporate ambition, and regulatory pressures are moving the market to increase its consumption of sustainable aviation fuels. There are two primary sources: biofuels and electrofuels. Biofuels are constrained by land and water; electrofuels are composed only of water, air, and clean energy so can scale with the falling cost of renewables.

COMPETITORS

For the most part, aviation fuels are a downstream product created by our incumbent competitors, fossil fuel refineries. They enjoy a 99.9% market share. The remaining

.1% is dominated by small biofuel manufacturers, the largest of which is Neste, a Stockholm-based firm.

As a biofuels manufacturer, Neste is constrained by their access to feedstocks, which compete with food production for land and water. Our electrofuels strategy helps us to avoid these issues. In fact, Neste may be an ally, because of the tremendous market opportunity available (99+ percent).

Current Stage and Roadmap

CURRENT STAGE

A working plant using our basic design is up and running in Werlte, Germany. We are in engineering, design, and environmental review for a 10x larger plant in Hawaii.

Our products are pre-market. However we are in the process of selling conditional offtake agreements to commercial airlines which are contingent on our ability to produce a specified volume of fuel by a certain date.

FUTURE ROADMAP

By the end of the decade, our goals include: we will have decarbonized aviation for a market which is dear to our heart – our home community of Hawaii. This means a 100x increase in production, fueled by plentiful renewable energy. This sets the stage for an entirely new economy around the reuse of atmospheric CO2 -- starting with fuels, and expanding to useful industrial and commercial products.

The Team

Officers and Directors

Name: Ikaika Hussey

Ikaika Hussey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Director
  Dates of Service: November 01, 2020 - Present
  Responsibilities: Ikaika handles the general day to day operations. He has no salary and retains a 60% interest in company (600,000 shares). The Company plans to use funds from this offering to be able to pay a salary to its executives in addition to hiring new employees to develop the business.

Other business experience in the past three years:

- **Employer:** UNITE HERE Local 5
  Title: Organizer

Dates of Service: August 01, 2018 - October 01, 2021
Responsibilities: Community and labor organizer

Other business experience in the past three years:

- **Employer:** Archipelago Inc.
  Title: President
  Dates of Service: July 01, 2008 - October 01, 2020
  Responsibilities: Principal

Name: Aaron Ellis

Aaron Ellis's current primary role is with Feed the Hunger Fund. Aaron Ellis currently services 5 hrs hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO/Director of Business Development
  Dates of Service: November 04, 2020 - Present
  Responsibilities: Aaron is in charge of financial management. He has no salary and equity compensation of 60,000 of shares and retains an 6% interest in the company.

Other business experience in the past three years:

- **Employer:** Island Growth, LLC
  Title: Director of Business Development
  Dates of Service: April 01, 2017 - Present
  Responsibilities: Financial modeling, management

Other business experience in the past three years:

- **Employer:** Simonpietri Enterprises
  Title: Director of Finance
  Dates of Service: November 01, 2020 - Present
  Responsibilities: Financial modeling

Other business experience in the past three years:

- **Employer:** Feed the Hunger Fund
  Title: Senior Loan Officer
  Dates of Service: June 01, 2017 - Present
  Responsibilities: Loan underwriting for startups in sustainable food production

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational Feather manufacturing facility or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may

not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Hawaii Federated Industries Inc. was formed on November 4, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Hawaii Federated Industries Inc. and Feather Fuels is a good idea, that the team will be able to successfully market

and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on outside government regulation such as the US Environmental Protection Agency, the Hawaii Department of Health and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Carbon Pricing Risk
Carbon pricing is a popular idea for the reduction of greenhouse gas emissions. Economists expect a carbon price to accelerate the adoption of lower-emissions products such as Feather, by increasing the relative price of fossil fuel-derived products. If a carbon price is not instituted, it will take longer for the Company to arrive at a price advantage with respect to fossil incumbents.

Vendor Risk
The Company is reliant on vendors who may not have the capacity, wherewithal and willingness to supply the company with necessary capital machinery. The Company mitigates this risk by maintaining relationships with alternate suppliers.

Geopolitical Risk
The Company operates as a hedge against the uncertainty of the global petroleum market and the potential risk posed by drastic changes in international politics. Nevertheless, geopolitical shifts could pose risks to The Company – in particular, the possibility that oil-producing nations could flood the market with cheap oil, thus crowding out SAEF and SAEF suppliers.

Natural Disaster Risk
Facilities are vulnerable to natural disasters such as hurricanes, flooding, earthquakes, or other acts of God. This risk increases with the advent of human-caused climate change. To the degree possible, we will insure and design our plants against this risk. In addition, co-locating with existing facilities with abundant protections against natural disaster, such as publicly-funded airports, helps to mitigate this risk factor.

Development Risk
As a developer, The Company absorbs the financial and political risk of identifying appropriate parcels and seeking the necessary entitlements for the erection of a project. Permitting, environmental review, and other legal requirements will delay projects. The Company mitigates this risk by carefully selecting projects with a high degree of success.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company's Chief Executive Officer does not currently receive a salary.
The Company's Chief Executive Officer, Ikaika Hussey, does not currently receive a salary for his role at the company. Mr. Hussey is the majority shareholder of the company with a current 60% ownership interest as of the launch of this offering. The Company plans to use funds from this offering to be able to pay a salary to its executives in addition to hiring new employees to develop the business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ikaika Hussey	600,000	Common Stock	60.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 600,000
Use of proceeds: Launching the startup (founders funds) and general operations.
Date: November 01, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 60,000
  Use of proceeds: Launching the startup and general operations.
  Date: November 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 60,000
  Use of proceeds: Launching the startup and general operations.
  Date: November 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 60,000
  Use of proceeds: Launching the startup and general operations.
  Date: November 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 120,000
  Use of proceeds: Establishing community foundation so that future generations can benefit from our carbon-removal activities
  Date: November 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 100,000
  Use of proceeds: Provide community benefit for local residents who will be directly affected by our work
  Date: January 01, 2022

Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without revenue generation the business can operate for two years.

Foreseeable major expenses based on projections:

The Company divides its expenses into pre-construction and construction soft and hard costs.

Pre-construction soft costs

- Engineering study (FEL1) $60,000

- Environmental review $54,000

- City permits $30,545.96

- Lease security deposit and 12 mos. rent (structured as option to buy) $59,000

- Development consultants $66,050

- Principals: $100,000

Sum: $369,595.96

Construction hard costs

- Site prep $500,000

- Shipping of capital equipment TBD

- 50MW solar (including installation) $50,000,000

- Fischer-Tropsch reactor $30,000,000

- Electrolyzer $10,000,000

- Direct Air Capture module $10,000,000

Development soft costs

- Labor

- Product Testing $3,000

Future operational challenges:

- Permitting

- Completion of environmental review process

- Timely procurement of necessary equipment (Direct Air Capture modules, electrolyzers, Fischer-Tropsch synthesis unit). This is of particular concern given global supply chain challenges.

- Labor agreements

Future challenges related to capital resources:

- Securing a loan guarantee from the United States Department of Energy

- Successful negotiation of project finance agreements (syndicated debt) with bank partners

- Closing of additional development capital from institutional equity investors and strategic partners (approximately $7 million)

Future milestones and events:

- Signed offtake agreements

- US DOE loan guarantee

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2021, the Company has capital resources available in the form of a personal line of credit of $100,000 from Ikaika Hussey.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

We believe the funds of this campaign are not critical to our company operations.

Total costs for the 2022 period are projected at $269,595.96, for land acquisition, engineering, environmental review, and permits. Of this amount, credit available from Ikaika Hussey can cover $100,000 of this amount. If the raise is not successful, the principals can raise additional amounts from friends and family.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary for the company to achieve viability. Company expenses in 2022 are projected at $269,595.96, pre-revenue. Ikaika Hussey is willing to provide a credit line up to $100,000. The balance, $169,595.96, will be funded via this crowdfunding campaign.

Any surplus amounts will be allocated to the next phase of our fundraising efforts, i.e. construction costs and acquisition of capital equipment.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $5,000 for expenses related to salaries and various project development fees.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 10 years. This is based on a current monthly burn rate of $5,000 for expenses related to salaries and various project development fees.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including syndicated bank loans, impact capital, and public funding.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, Direct air capture (DAC) systems that remove CO2 directly from the ambient air and renewable energy fuel products will help to slow and even reverse the rise in global temperature. By 2027, Feather anticipates producing over 2,000,000 gallons (6,250 tons) of SAF biofuels annually utilizing DAC technology.

Second, Feather's key SAF competitor, Neste, currently has a market capitalization of $40,250,000,000 and produces 3.2 million tons of sustainable hydrocarbon materials annually - only a small portion of which (100,000 tons) are SAF biofuels. At 512 times the anticipated production capacity of Feather we can estimate a future steady-state valuation of $78,000,000.

Third, Over the last three years Feather has:

(1) Developed an exciting business plan

(2) Secured a strong management team capable of executing on the vision

(3) Built relationships with commercial end-users

(4) Worked with existing technology manufacturers to develop and design the facility

(5) Identified potential locations for the facility and is working with landowners to secure the site

In conclusion, discounting the future steady valuation of Feather to reflect our present stage of project development and to account for risks related to financing, timing, permitting, environmental, personnel, technical performance, and public support the project has a pre-money valuation of $5,000,000.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is only one class of stock currently; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) there are no shares reserved for issuance under a stock plan. The Company does not have any outstanding convertible securities.The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  We will use 96.5% of the funds raised for market and customer research, new product development and market testing.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  24.13%
  We will use 24.13% of the funds raised for market and customer research, new product development and market testing.

- *Company Employment*
  24.13%
  We will use 24.13% of the funds to hire key personnel for daily operations. Wages to be commensurate with training, experience and position.

- *Operations*
  24.12%
  We will use 24.12% of the funds raised for day-to-day operations.

- *Working Capital*
  24.12%
  We will use 24.12% of the funds for working capital to cover expenses for the initial launch and product expansion as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://featherfuels.com (http://hawaii.federated.industries/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/feather-fuels

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hawaii Federated Industries, Inc

[See attached]

Hawaii Federated Industries, Inc. (the "Company") a Hawaii Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short-Year ended December 31, 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hawaii Federated Industries, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 22, 2021

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2020
ASSETS	
Current Assets	
Cash and Cash Equivalents	
Total Current Assets	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Total Current Liabilities	
TOTAL LIABILITIES	-
EQUITY	
Common Stock	
Additional Paid in Capital	
Accumulated Deficit	
Total Equity	-
TOTAL LIABILITIES AND EQUITY	-

Statement of Operations

	Short-Year Ended December 31, 2020
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Total Operating Expenses	-
Net Income (loss)	-

Statement of Cash Flows

	Short-Year Ended December 31, 2020
OPERATING ACTIVITIES	
Net Income (Loss)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 11/4/20 (Inception)	-	-	-	-	-
Issuance of Common Stock		-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-
Ending Balance 12/31/2020	-	-	-	-	-

Hawaii Federated Industries, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Hawaii Federated Industries, Inc., dba Feather Fuels ("the Company"), was formed in Honolulu in November 2020. The Company plans to earn revenue by manufacturing carbon-neutral jet fuel using CO2 pulled from the atmosphere and selling it to airlines. The Company's headquarters is in Honolulu, Hawaii.

The Company will conduct a crowdfunding campaign under regulation CF in late 2021 or early 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred. No such costs were incurred by the Company in 2020.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses. No such expenses were incurred by the Company in 2020.

Equity Based Compensation

The Company does not have any equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

No debt.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. No such shares were issued nor outstanding as of 2020. 130,000 shares were issued to founders of the Company throughout 2021 for nominal consideration.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 22, 2021, the date these financial statements were available to be issued.

In November 2021, the Company issued 130,000 shares of Common Stock with a par value of $0.00001 per share.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global

stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Feather Fuels

Decarbonizing Long-Haul Aviation


Feather Fuels
Carrying Us Forward

Website | Honolulu, HI | CLEAN TECHNOLOGY

Feather Fuels provides a present-day solution for long-haul aviation by pulling carbon dioxide from the sky and recycling it into a carbon-neutral jet fuel. We're committed to reversing climate change and making air travel a more sustainable industry.

$0.00 raised

0 Investors	$5M Valuation
$5.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- International law will require airlines to implement carbon-neutral solutions like electrofuel by 2027.*
- Hawaii, Feather's home, spends $1.8B annually to import fossil-based jet fuel. By comparison, our carbon-neutral jet fuel plant, capable of producing 100 million gallons per year, is expected to be a one-time cost of $4B.**
- Jet fuel is a $300B global market, but only 0.1% of current flights are using sustainable aviation fuel. Our solution will shift the existing market and allow for rapid global scaling.***

Feather Fuels is currently in the engineering and design phase.

*Information provided by the Carbon Offsetting and Reduction Scheme for International Aviation (source)

**Information based on internal research conducted using data from Hawaii.gov (source)

***Market statistics provided by Fortune Business Insights & World Economic Forum (source / source)

Creating carbon-neutral jet fuel for today's airline industry


Say Hello
To Feather Fuels
A Carbon-Neutral Synthetic Fuel

Feather Fuels is here to decarbonize long-haul aviation and provide a smarter, cleaner solution for today's airline industry. We're creating a **synthetic aviation fuel called** "**Feather**," made with water, air, and clean energy. Once complete, **our facility will pull carbon dioxide from the sky and recycle it** into a circular carbon-neutral alternative to jet fuel. With jet fuel currently claiming 99.9% of market share, we believe we're on the cusp of a huge, brand new opportunity.

The problem of aviation emissions can no longer wait—and we're ready to enact the critical changes required to protect our planet.



Based in Hawaii,
Feather was created to **address our dependence on long-haul aviation.**

Saving the state billions annually in fuel imports and providing a pathway for fossil-fuel workers

THE PROBLEM

The aviation industry needs a solution to meet CO_2 offsetting obligations

Over the past several years, air travel's contribution to climate change has been making constant headlines. The Swedish even have a word for the guilt of air travel: flygskam, or "flight shame."

Aviation emissions have doubled since the mid-1980s, yet little progress has been made to decarbonize the industry (source). **Nearly all flights are still powered by jet fuel**, which releases CO_2 when burned, further contributing to emissions. We have limited time to solve this problem—especially when taking into consideration the industry's slow adoption of new technologies, between updating huge vehicle fleets and logistics networks.


By 2026,
carbon-neutral growth will be required for international aviation.
Currently, only 0.1% of the fuels currently being supplied are sustainable.

(source / source)

CORSIA, the Carbon Offsetting and Reduction Scheme for International Aviation, has now required a stabilizing of net CO_2 emissions from international aviation starting in 2021, and carbon-neutral growth by 2026 (source). In order to reach—and exceed—these ambitious milestones, the airline industry needs to shift away from existing jet fuels and move towards fossil-free solutions.

Traditional carbon offsets – such as planting trees to offset a trip – are an imperfect solution. We believe the best path forward for aviation is to move to sustainable aviation fuels (SAF), which can be used in existing aircraft. A small number of firms are producing bio-based SAF which use the embedded carbon in plant matter, but they are limited by feedstocks, and often come into conflict for scarce farmland and water for food production. Our solution is to use a better carbon source: the sky.

THE SOLUTION

Feather: An electrofuel made from water, air, and clean energy

Say hello to **Feather, a carbon-neutral synthetic fuel made from water, air, and clean energy**. While fossil fuels pull carbon from the ground by way of pumping crude oil, we're utilizing **a product lifecycle that pulls excess CO_2 from the sky**. Feather fuel can be blended into world's existing aircraft and fueling infrastructure, and our off-the-shelf technologies will allow for rapid scaling, expediting our global shift towards climate positivity.



Renewable Energy Source
Solar, Hydro, Waste-to-Energy
Electrolyzer
H2O
Hydrogen
Fischer-Tropsch
Carbon
Direct Air Capture
CO2
1) A direct air capture device pulls the carbon dioxide from the sky, isolating the carbon
2) Simultaneously, hydrogen is isolated from water molecules using an electrolyzer
3) The carbon & hydrogen are then combined to create a synthetic, hydrocarbon fuel

Feather Fuels is based in Hawaii, a state that currently spends $1.8B each year importing fossil-based jet fuel.* By contrast, our carbon-neutral jet fuel plant, capable of producing 100 million gallons per year, will cost roughly $4B, as a one-time cost. By 2030, we aim to hit price parity with fossil fuels, and by 2050, our goal is to permanently sequester the CO_2 we capture by burying it directly underground. In the process, we'll save our home state of Hawaii billions in annual fuel imports and provide new career pathways for fossil fuel industry workers.



Hawaii currently spends $1.8B annually importing jet fuel.
Feather's carbon neutral jet fuel plant is expected to be a one-time cost of $4B.
Estimated $14B Savings with Feather Fuel
Hawaii 10y Cost Outline
$4B
$18B

*Information based on internal research conducted using data from Hawaii.gov (source)

Feather generates revenue by selling our fuel to airlines, fuel consortia, and fuel distributors. Our scaling pathway begins with a facility which can produce and sell one million gallons per year of fuel. Existing government incentives, including the federal Solar Investment Tax Credit and Hawaii Renewable Fuels Tax Credit, will help to close the margin between the price of fossil-based fuels and our carbon-neutral fuel.

THE MARKET

A $300B market with an increasing focus on sustainability

While jet fuel sales make up a $300B market as of 2018, **only 0.1% of the fuels currently being supplied are sustainable** (source / source). Up to this point, jet fuels have been produced by fossil fuel refineries, which claim a 99.9% market share, with the remaining fraction owned by small biofuel manufacturers. We're now seeing the industry increase its focus on sustainability, driven by a combination of consumer demand, corporate ambition, and regulatory pressures. We believe it's a prime opportunity to enter the market and capitalize on growing demand for greener options.


Global Aviation Fuel Market
is expected to reach $450B
by 2026

(source)

There are two primary sources for sustainable aviation fuels: biofuels and electrofuels. Biofuels require acres of land and millions of gallons of water to produce, a resource-heavy approach that is entirely dependent on weather conditions and competes with agricultural production. In contrast, electrofuels, like Feather, are composed only of water, air, and clean energy, and thus can scale with far fewer resources.

OUR TRACTION

Building the foundation for our electrofuel production


Feather is currently evaluating
a number of viable sites
for our initial plant.
Amongst other uses, part of the funds
raised on StartEngine will be put towards
the proposed site's environmental review.

Feather Fuels is currently in the engineering and design phase and are actively conducting engineering, design, and environmental reviews for our initial plant in Hawaii. A second plant location is also being evaluated in the Tacoma region.

Feather has received letters of interest from two international engineering firms, and has contracted with Stantec, a leading environmental firm, to perform an environmental assessment. We have sales offers from manufacturers of our key components (Direct Air Capture, electrolyzers, and Fischer-Tropsch synthesis units), and are in talks with initial offtakers.

From carbon-neutral to carbon-negative: the 100-year plan


After 30 years of selling Feather to airline operators,
we will return the 1M tons of CO2 we collect annually
back into the ground.

Carbon-neutral fuels are phase one in our 100-year plan to reverse climate change.

For the next 20 to 30 years, Feather anticipates that we will sell carbon-neutral jet fuel to existing airline operators. New hydrogen jets will be developed and will come into limited operation, but due to long-term aircraft leases and the need to revamp fueling infrastructure, it may take decades for those new technologies to become the standard technologies for airline fleets.

As hydrogen jets come online, Feather will sell hydrogen from our banks of electrolyzers. We will then rededicate our Direct Air Capture modules to permanently sequester up to 1 million tons of CO_2 per year in basalt rock formations. By the end of the century **we project that we can remove 70 million tons of CO_2 from the atmosphere.** This is an estimate, based on 1 million tons sequestered per year multiplied by 70 years of operation (from 2030 to 2100).

WHY INVEST

Pioneering a cleaner, greener aviation industry

By the end of the decade, our goal is to have decarbonized aviation for a market which is dear to our heart – our home community of Hawaii. This means an increase in production, fueled by plentiful renewable energy, setting the stage for an entirely new economy around the reuse and removal of atmospheric CO_2.

With Feather, we're both solving a critical global issue and accessing an enormous market opportunity. **Join us today and let's take flight together.**


Feather Fuels
Carrying us forward towards a
decarbonized aviation industry

Meet Our Team



Ikaika Hussey

CEO

Ikaika has 20 years in Hawaii politics and social enterprises. He founded Archipelago Inc. and serves on numerous nonprofit boards. BA, MA, UH Mānoa.



Aaron Ellis

CFO (Part-Time)

Aaron Ellis has worked to finance sustainable solutions in the Pacific for over a decade. BSc University of Victoria; MBA UH Mānoa–Shidler.

Aaron currently splits his time between Feather Fuels and other businesses. He spends 5-10 hours per week working for Feather Fuels. Please refer to the offering memorandum for more information.

Offering Summary

Company	:	Hawaii Federated Industries, Inc
Corporate Address	:	1703 Kuikele, Honolulu, HI 96819
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	2,000
Maximum Number of Shares Offered	:	214,000
Price per Share	:	$5.00
Pre-Money Valuation	:	$5,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based

Tier 1 | $500 +

Invest $500+ and receive a copy of SUMMIT.

Tier 2 | $1,000+

Invest $1,000+ and receive Tier 1 + an Owners Cap.

Tier 3 | $5,000+

Invest $5,000+ and receive an Owners Cap + 5% bonus shares.

Tier 4 | $10,000+

Invest $10,000+ and receive 10,000 HawaiianMiles or Southwest Rapid Points + 7% bonus shares.

Tier 5 | $25,000+

Invest $25,000+ and receive 10% bonus shares.

Tier 6 | $50,000+

Invest $50,000+ and receive 15% bonus shares.

Tier 7 | $100,000+

Invest $100,000+ and receive an invitation to our Hawaii headquarters + 20% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Feather Fuels (Hawaii Federated Industries, Inc.) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We use airplanes to get to a destination. What if that destination were a better future with a thriving, healthy, functioning climate.

That's our goal at Feather.

We're developing a better way to power aviation, without requiring any changes to existing aircraft or airport logistics. Instead of using crude oil from the ground, we're making a synthetic jet fuel using carbon dioxide pulled from the sky, combined with hydrogen from water, in a chemical process developed a century ago in Germany. All powered by renewable electricity.

At full scale, our initial series of community-owned plants in Hawaii will recycle a million tons of CO2 every year. And over the next several decades, as airlines transition to hydrogen aircraft, we will dedicate our carbon capture devices to permanently sequester CO2 geologically in basalt rock formations. We can begin the process of reversing climate change.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.